UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

AURIZON MINES LTD.

(Name of Subject Company (Issuer))

ALAMOS GOLD INC.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

05155P106

(CUSIP Number of Class of Securities)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada

M5H 3P5

(416) 368-9932

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Mile T. Kurta

(212) 880-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 Attention: Mile T. Kurta (212) 880-6000	Torys LLP 79 Wellington Street West, Suite 3000 Box 270, TD Centre Toronto, Ontario M5K 1N2 Attention: Kevin M. Morris (416) 865-0040

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2013 (as amended, the “Schedule TO”) by Alamos Gold Inc., a corporation existing under the laws of British Columbia (“Alamos”).

The Schedule TO relates to the offer to purchase (the “Offer”) by Alamos for all of the issued and outstanding common shares (the “Common Shares”) of Aurizon Mines Ltd. (assuming full conversion of all outstanding convertible and exercisable securities for Common Shares), other than any Common Shares owned directly or indirectly by Alamos and its affiliates. The Offer is subject to the terms and conditions set forth in Alamos’ Offer and Circular dated January 14, 2013 (the “Offer and Circular”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by the Notice of Extension and Variation dated February 19, 2013 (the “Notice of Extension and Variation”), a copy of which was filed as Exhibit (a)(1)(xii) to Amendment No. 10 to the Schedule TO.

The information set forth in the Offer and Circular, the Notice of Extension and Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein.

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule TO.

Item 12.        Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(xiii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012, including Consolidated Statements of Financial Position as at December 31, 2012 and December 31, 2011 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2012 and December 31, 2011 and Related Notes, together with the Auditor’s Report thereon, contained therein.*

(a)(1)(xiv)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012.*

(a)(5)(viii)	Press Release dated February 21, 2013.*

*	Incorporated by reference from Alamos Gold Inc.’s Form 6-K filed on February 21, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAMOS GOLD INC.

	By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal
Dated: February 22, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(xiii)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012, including Consolidated Statements of Financial Position as at December 31, 2012 and December 31, 2011 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2012 and December 31, 2011 and Related Notes, together with the Auditor’s Report thereon, contained therein.*

(a)(1)(xiv)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2012.*

(a)(5)(viii)	Press Release dated February 21, 2013.*

*	Incorporated by reference from Alamos Gold Inc.’s Form 6-K filed on February 21, 2013.